EXHIBIT 99.3



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400
www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation:	Analyst Inquiries:	Media Contact:
Ryan Gunter	Dresner Companies Services	Cleco Corporation:
(318) 484-7724	Kristine Walczak	Susan Broussard
Shareholder Services:	(312) 780-7205	(318) 484-7773
Rodney Hamilton		
(318) 484-7593		

For Immediate Release

Cleco Corp. Reaches Settlement with Federal Energy Regulatory Commission

PINEVILLE, La., June 12, 2007 – Cleco Corp. (NYSE: CNL) announced today it has reached an agreement with the Federal Energy Regulatory Commission over its investigation of the company's compliance with provisions put in place for Cleco in 2003.

Cleco will pay a civil penalty of $2 million and will adhere to a one-year compliance plan.

"Cleco customers will not pay any of these costs," Cleco President and CEO Michael Madison said.

"This agreement puts to rest our last outstanding issues with FERC. The allegations surround actions that largely involved our organizational structure and are technical in nature. FERC clearly finds in the agreement that neither our customers nor the power markets were affected," Madison said.

"We've hired a new chief compliance officer with extensive experience in the energy industry," Madison said. "This officer will oversee updated training for designated employees to help ensure we don't have these types of issues in the future."

In addition to internal safeguards, Cleco is working with industry partners to clarify further the rules currently imposed on the industry. "The rules have been unclear and continuously evolving. We're working through the Edison Electric Institute to hopefully clarify regulatory codes for all energy companies," Madison said.

The financial impact has been fully accrued as of the end of the first quarter.

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves 268,000 customers across Louisiana. Cleco also operates a wholesale energy business with approximately 1,350 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

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